SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated March 25, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

BARAN GROUP LTD.
Form 6-K

       Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s (i) Notice of General Special Meeting of Shareholders, (ii) Proxy for General Meeting of Shareholders, (iii) Invitation to General Special Meeting of Shareholders and (iv) Immediate Report dated March 25, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar. The foregoing documents announce that the Registrant will hold a General Special Meeting of Shareholders on April 27, 2003 at the Registrant’s offices located at 5 Menachem Begin Avenue, 4th Floor, Beit Dagan, Israel. The meeting will begin at 5 p.m. (Israel time). At the meeting, shareholders will be asked to consider a proposal to change the Registrant’s reporting obligations from those under the Israeli Securities Act, to those under the United States Securities Exchange Act of 1934, as amended.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD.

By:	/s/ Meir Dor
Meir Dor
Chairman of the Board

Date: March 25, 2003

EXHIBIT INDEX

Exhibit Number	Description

1	Registrant’s (i) Notice of General Special Meeting of Shareholders, (ii) Proxy for General Meeting of Shareholders, (iii) Invitation to General Special Meeting of Shareholders and (iv) Immediate Report dated March 25, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar